Exhibit 99.1

mF International Announces Plans for Two Strategic Digital Asset Product Launches

Company to begin developing self-mining capacity for Bitcoin Cash, apply for Bermuda Insurance License to launch digital asset-denominated insurance business

HONG KONG, February 6, 2026 — mF International Limited (Nasdaq: MFI) (“mF International” or the “Company”) today announced two major strategic initiatives to diversify its business and strengthen its active digital asset operations. The Company plans to expand its existing digital asset treasury strategy by developing self-mining capacity (the “Mining Business”) while also applying for a Bermuda Class IILT Insurance License to launch a digital asset-denominated insurance business (the “Insurance Business”), which is subject to obtaining all necessary approvals from the Bermuda Monetary Authority (“BMA”).

Development of Self-Mining Capacity

The Company today announced plans to expand its digital asset treasury strategy by developing in-house Bitcoin Cash (BCH) self-mining capabilities. This initiative is designed to support the BCH ecosystem’s security and resilience while enhancing the Company’s BCH digital asset treasury strategy.

By owning the mining infrastructure, the Company anticipates realizing several strategic advantages, including lower BCH acquisition costs compared to prevailing market prices through optimized hardware and energy efficiency, and effective hedging against market volatility via steady asset accumulation.

Digital Asset-Denominated Life Insurance and Planned Application for Bermuda Class IILT Insurance License

The Company also announced its intention to apply for the Bermuda Class IILT Insurance License, a specialized regulatory license introduced by the BMA. This requires that the Company first obtain a Class ILT license to begin operations in the BMA ‘Sandbox’ for innovative insurers and then graduate to the full Class IILT license. All steps are subject to receiving BMA approvals and accepting the required conditions and restrictions as deemed necessary by the BMA.

If approved, this license will allow the Company to operate a digital asset-denominated direct life insurance business aimed at helping digital asset holders protect, grow, and transfer wealth across generations.

The Company recognizes that this initiative involves regulatory and operational uncertainties inherent in pioneering new financial services. The regulatory frameworks may evolve, potentially affecting application requirements and approval processes. Success will depend on obtaining regulatory approval and achieving market acceptance, with no guarantee of commercial objectives being met.

Despite these considerations, the Company expects that this business, if successfully established, may generate sustainable cash flows that align with long-term shareholder value creation.

“We believe the Bermuda Class IILT Insurance License will create a great opportunity for us to expand into the digital asset insurance sector,” said Mr. Dawei Yuan, Chief Executive Officer of mF International. “This application aligns with our strategy to diversify our operations and establish a presence in regulated digital asset services.”

About mF International Limited

mF International Limited is a British Virgin Islands holding company with operating subsidiaries in Hong Kong. The Company’s principal Hong Kong operating subsidiary, m-FINANCE, is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions via internet or platform as software as a service, or SaaS. mF has announced its plans to initiate a digital asset treasury strategy, which will include investments in BCH (Bitcoin Cash) and other digital assets; to develop BCH self-mining capabilities; and to apply for an insurance license to operate a digital asset-denominated direct life insurance business. For more information, please visit the Company’s website: https://ir.m-finance.com/.

Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for the Company, including the Company’s expectations to expand its existing digital asset treasury strategy by developing self-mining capacity, the Company’s investment in the expansion of its digital asset treasury strategy, realization by the Company of strategic advantages upon the development of its self-mining capacity, the timing of the Company’s application for the Bermuda Class IIL T Insurance License, expected investment to support the insurance application process and the expected benefits from the establishment of the insurance business and other statements containing the words “believe,” “expect,” “intend,” “may,” “projects,” “will,” “planned,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, including with respect to the Mining Business and Insurance Business and financial needs. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof.

For investor and media inquiries, please contact:

mF International Limited

Investor Relations Department

Email: ir@m-finance.net

ICR, LLC

Email: mFInternational.IR@icrinc.com